Exhibit 16

Professional in resources, mining, processing, construction and the environment	www.cam-llc.com

CONSENT OF EXPERT	March 10, 2009

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Northwest Territories

Registrar of Securities, Nunavut

Registrar of Securities, Yukon

United States Securities and Exchange Commission

Re:    Annual Information Form dated March 10, 2009 (the “Annual Information Form”) of Minefinders Corporation Inc. (the “Company”).

I refer to the report entitled "Technical Report Dolores Gold-Silver Project, Chihuahua State, Mexico" dated July 26, 2007 (the "Report") as referenced in the Annual Information Form and documents incorporated by reference therein.

This letter is being filed as my consent to the use of my name and the Report in the Annual Information Form and in documents incorporated by reference therein.

I confirm that I have read the Annual Information Form and I have no reason to believe that there are any misrepresentations that are derived from the Report referred to above or that are within my knowledge as a result of the services I performed in connection with such Report.

I consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company's Form 40-F dated March 10, 2009, and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company's Form F-10, to incorporate the Company's Form 40-F dated March 10, 2009.

Yours truly, CHLUMSKY, ARMBRUST & MEYER, LLC

Per: /s/ Richard L. Nielsen
Name:	Richard Nielsen
Position:	Senior Geologist

12600 W. Colfax Ave., Suite A-250
Lakewood, Colorado 80215
Telephone : (303) 716-1617
Fax : (303) 716-3386